Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1

Item 2	Date of Material Change May 7, 2015

Item 3	News Release The news release dated May 7, 2015 was disseminated through Marketwire and filed on SEDAR.

Item 4	Summary of Material Change On May 7, 2015, Pretivm announced senior management changes as it positions for the advance of the Brucejack Project to development.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On May 7, 2015, Pretivm announced the following senior management changes as it positions for the advance of the Brucejack Project to development.

Robert Quartermain was appointed Chairman and Chief Executive Officer. As President and CEO, Mr. Quartermain founded Pretivm and led the Company from its initial public offering in December 2010.

Joseph Ovsenek was promoted to President, reporting to Mr. Quartermain. Mr. Ovsenek joined Pretivm in 2011 and as Executive Vice President had been responsible for leading strategic areas of the Company including permitting and financing.  With over 20 years of management and legal experience in public resource companies, Mr. Ovsenek holds a Bachelor of Laws degree from the University of Toronto and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.  As President he will assume Pretivm’s day-to-day management.

Michelle Romero was appointed Vice President, Corporate reporting to Mr. Ovsenek.  Ms. Romero joined Pretivm in 2011 and has been responsible for the Company’s communication and investor relations functions.  She will continue in this role with additional responsibility for corporate activities.

Item 5 - continued	Kevin Torpy was promoted to General Manager – Brucejack Mine reporting to Chief Operating Officer James Currie. Mr. Torpy joined Pretivm in 2011 as Director of Mine Engineering and assumed increasing responsibilities as Director of Operations. As General Manager he will be responsible for all mine site operations at Brucejack and Pretivm’s Smithers office.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Joseph Ovsenek President Phone: 604-558-1784

Item 9	Date of Report Dated at Vancouver, BC, this 12th day of May, 2015.